Exhibit 77C – Submission of Matters to a Vote of Security Holders

The 2016 Annual Meeting of the Shareholders of the Fund was held at the offices of NAM-USA at Worldwide Plaza, 309 West 49th Street, New York, New York on October 31, 2016. The purpose of the meeting was (1) to elect two Class I Directors, to serve for a term to expire in 2019, (2) to elect one Class III Director, to serve for a term to expire in 2018 and (3) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof. The meeting was adjourned due to lack of sufficient votes to act upon the election of two Directors to serve as Class I Directors and one Director to serve as a Class III Director. The meeting reconvened on December 1, 2016 to allow the Fund’s shareholders additional time to vote.

Each of E. Han Kim, Marcia L. MacHarg and David B. Chemidlin did not receive the vote of a majority of outstanding shares that was required for his or her re-election. Under the Fund’s charter and by-laws, each of Mr. Kim, Ms. MacHarg and Mr. Chemidlin will continue to serve as a Director until his or her successor is elected and qualifies. The results of the voting at the Annual Meeting were as follows:

1.  To elect two Class I Directors:
	Shares Voted For	% of Outstanding Shares	Shares Voted Withhold Authority	% of Outstanding Shares	Shares Abstained	Broker Non-Vote
E. Han Kim	4,142,781	42.53%		48.69%	-	-
Marcia L. MacHarg	4,103,851	42.13%		49.09%	-	-

2.  To elect one Class III Director:

	Shares Voted For	% of Outstanding Shares	Shares Voted Withhold Authority	% of Outstanding Shares	Shares Abstained	Broker Non-Vote
David B. Chemidlin	4,114,155	42.24%	4,770,955	48.98%	-	-

All other Directors of the Registrant now in office are:  Rodney A. Buck and  Yutaka Itabashi.